Exhibit 1.5

June 30, 2020

Dear Cornerstone Shareholder,

On behalf of the Board of Directors of SolGold plc (“SolGold”), I want to personally invite you to consider and accept SolGold Canadian ExchangeCo Corp.’s offer to acquire all the issued and outstanding shares which you hold in Cornerstone Capital Resources Inc. (“Cornerstone”).

This is an exciting, value-enhancing opportunity, providing you with a premium over the current market for your Cornerstone investment and continued exposure to a consolidated and more efficient ownership structure for the world-class copper-gold porphyry Alpala Project in Ecuador. It is also a unique chance to be a part of SolGold’s ultimate vision to become a major copper-gold mining company in Ecuador where our award-winning exploration teams have identified, and are rapidly advancing, a number of priority copper gold targets with similar or better prospects than even Alpala. You can be part of this exciting plan.

Under the terms of the offer, Cornerstone shareholders would receive 11 ordinary shares of SolGold plc, or 11 Exchangeable Shares at the election of certain shareholders, who are subject to tax in Canada, for each Cornerstone share held (the “Offer”), representing a premium of approximately 20% based on the TSX and TSX-V closing prices of shares of both companies on the last trading day prior to SolGold’s announcement on January 31, 2019 of its intention to make an offer, a premium of 56% based on the volume weighted average trading price over the last 12 months and a premium of 22% based on the closing price a day prior to the date of this letter.

SolGold highly recommends that you accept this Offer promptly. For assistance, Cornerstone shareholders should contact Kingsdale Advisors (Information Co-Agent and Depositary for the Offer) and/or Gryphon Advisors (Information Co-Agent) for the Offer, at 1-888-823-4343 (North American Toll-Free Number) or +1-416-867-2272 (Outside North America) or via email at  contactus@kingsdaleadvisors.com

BACKGROUND TO OFFER

The world-class Alpala Project is currently wholly owned by Exploraciones Novomining S.A. (“ENSA”), an Ecuadorean company co-owned by SolGold and Cornerstone with legal and beneficial ownership interests of 85% and 15% respectively. Cornerstone’s future ownership levels may reduce depending on whether Cornerstone contributes to expenditure following completion of a Feasibility Study by SolGold.

It has been the view of the Board of Directors and management of SolGold for some time, that the consolidation of 100% ownership of the Alpala Project into a single listed entity makes eminent sense and would simplify the structure of the project, whilst also removing the risk of dilution and future development funding finance for Cornerstone shareholders.

On January 31, 2019, following SolGold’s good faith efforts to negotiate a business combination transaction with Cornerstone, which efforts were fruitless, SolGold issued a press release (the “Initial Press Release”) indicating its intent to make an offer.

Subsequent to the Initial Press Release, SolGold announced, on November 25, 2019, a further investment from BHP Group Limited (“BHP”), the world’s largest global resources company, whereby BHP agreed to invest US$22 million into SolGold shares making BHP SolGold’s largest shareholder, owning 14.7% of the then outstanding shares.

On May 11, 2020, SolGold announced that it had entered into a US$100 million binding Net Smelter Returns Financing Agreement with Franco-Nevada Corporation, with an option to upsize the financing to

SolGold plc UK Company No. 5449516  ARBN 117 169 856 Phone: +61 (0) 7 3303 0660  Email:  info@solgold.com.au Website:  www.solgold.com.au

Street address: Level 27, 111 Eagle Street, Brisbane QLD 4000 Australia Postal address: GPO Box 5261, Brisbane QLD 4001

Registered office: 201 Bishopsgate London EC2M3AB Phone: +44 20 7861 9000

US$150 million at SolGold’s election, with reference to the Cascabel concession (subject to completion of final confirmatory due diligence). Shortly afterwards, on June 5, and 8, 2020, SolGold announced the results of a private placing to institutional and private investors and members of the Board of Directors raising US$40 million in gross proceeds, providing more than sufficient funding for SolGold’s regional exploration program.

With significant investments from BHP, Newcrest and Franco-Nevada as well as some of the largest global asset managers, it is clear that industry majors and institutional investors have, to date, elected to gain exposure to the Alpala Project through SolGold and not Cornerstone.

Furthermore, once completed (on satisfaction of outstanding conditions) the financings announced so far in 2020 will bolster SolGold’s balance sheet with gross proceeds of up to US$190 million which will fund the Alpala Project Pre-Feasibility Study and Feasibility Study, all activities required to achieve the development decision, regional exploration activities and company overheads for the next 18 months. This compares favorably with Cornerstone’s cash position of just US$0.7 million at the end of March this year and its apparent inability to raise equity, having to instead sell its SolGold shares for funding. A merger prevents the risk of near-term dilution to Cornerstone shareholders.

REASONS TO ACCEPT THE OFFER

SolGold believes that the Offer represents a superior alternative to the risks of you continuing to hold Cornerstone shares.

As you make your decision, consider the following important facts regarding SolGold’s Offer (a more fulsome explanation of the reasons to accept the offer is outlined in the Offer documents).

•                 The Offer provides you a premium of 56% to the volume weighted average price of the Cornerstone Shares over the last 12 months. Despite SolGold’s announcement on January 31, 2019, of its intention to make an offer to acquire all of the outstanding common shares of Cornerstone, Cornerstone’s shares have historically traded at a discount for a variety of reasons (explained in more detail on p. 18 of the Offer to Purchase and Circular) including (i) a realization in the market that Cornerstone has limited rights and no influence with regards to direction over the Alpala Project and (ii) favourable investor perception of SolGold’s proven ability to attract financing from a wide range of sources.

•                 The Offer provides you with continued participation in the Alpala Project through a 100% consolidated vehicle. We believe that placing the Alpala Project under the ownership of a 100% consolidated vehicle provides Cornerstone shareholders numerous advantages:

•                  A more efficient operating structure. The consolidation of 100% ownership of the Alpala Project into a single listed entity would simplify the project structure, eliminate duplicate overhead costs, improve the future financing of Cornerstone interests, and better position Cornerstone shareholders for any potential future transaction dealing with control of the Alpala Project.

•                  Elimination of the disadvantages of being a minority shareholder in the Alpala Project. With its minority position in ENSA, Cornerstone currently carries no operational rights, no rights to representation on the Board of Directors of ENSA, SolGold or any technical committee with oversight of any aspect of the Alpala Project, no information or off-take rights and no negative controls. Should the Offer be accepted, Cornerstone shareholders will have a meaningful platform for participation in the project without these minority disadvantages and risks of dilution.

•                  Avoiding the risks of repayment of debts to SolGold under existing agreements. SolGold is providing a debt-carry of 100% of Cornerstone’s portion of the exploration and feasibility costs at Alpala (anticipated to be a total of US$52 million at Feasibility stage), subsequently repayable from 90% of Cornerstone’s proportional net project cash flows until full repayment.

•                  Avoiding the risks of Cornerstone’s dilution below 10% of the Alpala Project. Additionally, after completion of a Feasibility Study at the Alpala Project, Cornerstone will be required to fund its pro rata share of development expenditures (estimated between US$2.5 billion - US$2.8 billion which estimate was included in the Preliminary Economic Assesment of SolGold filed on November 19, 2019 in respect of the Alpala Project, which report is no longer the most current technical report, but which estimate SolGold continues to believe to be relevant in respect of Cornerstone shareholders’ assessment of the Offer). Cornerstone will be required to either finance the required cash calls or have its 15% ownership of ENSA diluted. Cash calls will need to be funded by equity, as Cornerstone is prohibited from providing  security over its share as per existing agreements.  If Cornerstone’s shareholding in ENSA falls below 10%, the Cornerstone interests will convert into a 0.5% NSR which SolGold can acquire for US$3.5 million. Cornerstone’s ability to finance its future obligations is questionable and its ability to do so without significant dilution of its shareholders current ownership interest is highly unlikely. SolGold urges Cornerstone shareholders to evaluate how their investment will fare when faced with funding obligations and factor that into their decision to tender or not.

•                 The Offer provides you with exposure to the upside of SolGold’s prospective regional exploration licenses. SolGold holds a total of 75 additional 100%-owned concessions across thirteen additional coper-gold targets held in four wholly owned subsidiaries throughout Ecuador that are highly prospective, and which have yet to have their full potential value assessed. Approvals have been received and drilling is in the process of commencing at the most promising of these licenses.

•                 Owning SolGold shares provides you with increased trading liquidity and capital markets exposure. The SolGold shares are listed and traded on the Toronto Stock Exchange (“TSX”), and the Main Market of the London Stock Exchange (“LSE”), representing a broad and diversified group of investors and capital with trading and turnover dominated by the LSE. Moreover, the market capitalization of the combined entity is initially expected to be approximately US$620 million, prior to the potential for a significant rerating, which should provide greater capital markets attention presence and broader analyst coverage, and equities market liquidity.

•                 The Offer allows Cornerstone shareholders to benefit from a strong, experienced and invested management team with a track-record of value creation. Our award-winning management team has a strong record of value creation and stewardship of investors’ capital. SolGold made its first entry into Ecuador in 2012 and now has an 85% interest in ENSA and a market capitalization of approximately US$535 million as of the date of the Offer.

HOW TO TENDER YOUR SHARES TO THE OFFER

Consider the benefits and take action now by tendering your shares promptly to the Offer. Registered shareholders should complete their letter of transmittal and return it along with their share certificate to the Depositary, Kingsdale Advisors. Shareholders who hold their shares through a broker or intermediary should contact them directly and provide their instructions to tender to the offer. Taking no action and not accepting the Offer comes with significant risks of shareholder dilution and constrained share prices. SolGold’s offer expires on October 14 2020. If you have any questions or require assistance, please contact Kingsdale Advisors (Information Co-Agent and Depositary for the Offer) and or Gryphon Advisors (Information Co-Agent) for the Offer, by telephone at +1-888-823-4343 toll-free (+1-416-867-2272 for collect calls) or by e-mail at  contactus@kingsdaleadvisors.com

We sincerely hope you will accept our premium Offer and become a part of an emerging copper-gold major mining company.

We also encourage Cornerstone shareholders to regularly visit  www.solgoldofferforcornerstone.com for up to date information and to read in their entirety and carefully consider our Offer and Circular, which are accessible at  www.solgoldofferforcornerstone.com.

Sincerely,

/s/ Nicholas Mather
Nicholas Mather, Chief Executive Officer